SDR CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

December 31, 2017

Report pursuant to Rule 17a-5(d)

 SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

5251 SOUTH QUEBEC STREET• SUITE 200

GREENWOOD VILLAGE, COLORADO 80111

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
SDR Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SDR Capital Markets, Inc. (the "Company") as of December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as SDR Capital Markets, Inc.'s auditor since 2015.

Greenwood Village, Colorado
February 13, 2018



SDR CAPITAL MARKETS, INC.

CONTENTS	Page(s)

SDR CAPITAL MARKETS, INC.

STATEMENT OF ASSETS, LIABILITIES AND EQUITY

December 31, 2017

Assets

Cash and Cash Equivalents	$	54,056
Accounts Receivable		15,000
Other Assets		20
TOTAL ASSETS	$	69,076

Liabilities and Equity

Accounts Payable	$	0
Due to Parent (Note 5)		42,613
Total Liabilities	$	42,613

Commitments and Contingencies (Note 4)

Stockholder's Equity:

Common Stock, 1,000 shares issued and outstanding		175,000
Accumulated Deficit		(148,537)
Total Stockholder's Equity		26,463
TOTAL LIABILITIES AND EQUITY	$	69,076

The Accompanying Notes are an integral part of this statement.

3

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business:

SDR Capital Markets, Inc. (the "**Company**") is a Colorado corporation that was incorporated on January 13, 2014.

The Company is a wholly owned subsidiary of SDR Ventures, Inc., a Colorado corporation that was incorporated on January 2, 2002 (the "**Parent**"). Accordingly, this affiliation should be taken into consideration in reviewing the accompanying financial statements.

The Company is a securities broker dealer registered as such with the United States Securities and Exchange Commission ("**SEC**"), and is a member of the Financial Industry Regulatory Authority ("**FINRA**").

The Company was authorized to commence business as a securities broker dealer effective on January 15, 2015.

The Company is a niche investment banking firm that, in accordance with its FINRA Membership Agreement, provides to and for its entity clients: mergers and acquisitions advisory services (sell side and buy side); private capital raising services; and various investment banking professional advisory services related thereto.

The Company does not, for example and in relevant part: hold or maintain custody of any securities and/or any funds of and/or for any customers or clients; open, hold, maintain and/or provide any advice regarding any customer securities accounts; engage in any "retail" securities business with and/or for any "retail" securities customers; engage in any proprietary securities trading; engage in any securities market making; engage in any securities brokerage activities; engage in any securities trading activities; and/or engage in, and/or provide any advice regarding, the underwriting and/or sale of any publicly traded securities.

In accordance with its FINRA Membership Agreement, the Company conducts securities and/or securities-related business for which the involvement of a duly registered securities broker dealer is required by applicable laws, rules and regulations. In contrast, the Company's Parent conducts business for which the involvement of a duly registered securities broker dealer is not required by applicable laws, rules and regulations, for example providing business consulting services.

Summary of Significant Accounting Principles:

- Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States ("**US GAAP**"), as established by the Financial Accounting Standards Board.

- <u>Revenue Recognition</u>

Investment banking fees are recognized when earned in accordance with the applicable written engagement or other agreement(s) between the Company and each of its investment banking clients.

- <u>Cash and Cash Equivalents</u>

The Company maintains only cash on its statement of Assets, Liabilities and Equity. The Company maintains its cash balances in financial institutions located in the United States. The Company maintains deposits with financial institutions in amounts that could potentially, at times, be in excess of federally insured limits. However, the Company does not believe that it is exposed to any material credit risk.

- <u>Accounts Receivable</u>

Accounts receivable are stated at the amount billed to the Company's investment banking clients pursuant to the applicable written engagement or other agreement(s) between the Company and each such client.

The Company provides an allowance for doubtful accounts, which is based on a review of outstanding receivables, historical collection information and existing economic conditions. At December 31, 2017, no accounts were deemed doubtful and thus no allowance is provided.

Accounts receivable normally are due upon receipt of the Company's issuance of an invoice to the Company's client. Delinquent receivables may be written off based on specific circumstances of the individual client.

Recoveries of previously charged off accounts receivable are recorded when received.

- <u>Concentration of Credit Risk</u>

The Company does not extend credit in the normal course of its business.

- <u>Fair Value of Securities</u>

The Company does not hold or maintain on its balance sheet any securities.

- <u>Income Taxes</u>

The Company's results are consolidated with its Parent. The Company's Parent has elected to be taxed as an S corporation for income tax purposes.

- Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the Company's management to make certain estimates and assumptions that may affect, as of the date of the financial statements: reported amounts of assets and liabilities; disclosure of contingent assets and liabilities, if any; and reported amounts of revenue and expenses. Actual results could differ from any such estimates and assumptions.

- Regulation, Litigation and Regulatory or Self-Regulatory Enforcement Action(s)

As a securities broker dealer registered with the SEC, Colorado and certain other states, and as member of FINRA, the Company is subject to a wide variety of: federal and state securities and other laws; securities-related rules and regulations issued by various legal authorities; SEC regulation; FINRA self-regulation; and certain State Securities Commissioner or other state securities authorities' regulation. The Company is subject to comprehensive review and examinations by various governmental and self-regulatory authorities, most notably: the SEC; FINRA; and the Colorado Division of Securities.

The Company is not at present a party to any: litigation; regulatory (e.g., SEC and/or any State securities authorities) enforcement action(s); and/or self-regulatory (e.g., FINRA) enforcement action(s). Moreover, the Company is not currently aware of any reasonable likelihood of being named in any such litigation and/or enforcement action(s).

NOTE 2 – NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule, SEC Rule 15c3-1, which requires the Company to maintain minimum net capital as required by that Rule. Currently the Company is required to maintain minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness. Further, the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1.

The Company's net capital at December 31, 2017, was $11,443, which exceeded the Company's minimum net capital requirement. The Company's net capital may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to Net Capital at December 31, 2017, was 3.72 to 1.

Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends be paid if the resulting net capital ratio would exceed 10 to 1.

The Company claims the SEC Rule 15c3-3(k)(2)(i) exemption and, therefore, is exempt from the remaining provisions of Rule 15c3-3. The Company does not have any customers as defined by Rule 15c3-3(a)(1). As such, the Company is exempt from the requirements of Rule 15c3-3(e) (the "**Customer Protection Rule**") and is not required to maintain any "**Special Account for Exclusive Benefit of Customers**." The Company's senior management has instituted a policy prohibiting the Company and its associated persons from receiving and/or holding any customer or client funds and/or securities.

NOTE 3 – PROPERTY AND EQUIPMENT

The Company's Parent owns all of the property and equipment used by the Company in its business operations.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company operates and conducts business from one commercial office location in Greenwood Village, CO that is leased by the Company's Parent.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company and its Parent are parties to a written Expense Sharing Agreement ("**Agreement**"). In accordance with the terms of the Agreement, certain expenses of the Company are paid for by the Parent. These expenses are reimbursed to the Parent by the Company and are reflected on the books and records of the Company pursuant to a reasonable allocation that is reviewed on a periodic basis.

NOTE 6 – SUBORDINATED LIABILITIES

In 2017, the Company had no subordinated liabilities as described in Appendix D to the SEC's Uniform Net Capital Rule (Rule 15c3-1).

NOTE 7-SUBSEQUENT EVENTS

In preparing these financial statements, the Company evaluated events and transactions for potential recognition or disclosure through the auditors' report date, which is the date that the financial statements were available for issuance. Based upon such evaluation, there were no material subsequent events requiring recognition or disclosure in the financial statements.